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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69797

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Leonis Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__330 Madison Ave., Suite 2400__
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Koven	(212) 804-8816	rkoven@leonispartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert Koven</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Leonis Securities, LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Atm Nurul Alam

REGISTRATION NUMBER
283777

COMMISSION EXPIRES
June 30, 2024

Signature: *Robert Koven*

Title: CEO

_____ 02/13/2024
Atm Nurul Alam
Electronic Notary Public

Notary Public
State of Virginia County of Prince William

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LEONIS SECURITIES, LLC

Financial Statements
For the Year Ended December 31, 2023
With
Report of Independent Registered Public
Accounting Firm

Public Document

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Leonis Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Leonis Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

February 13, 2024
Atlanta, Georgia

Rubio CPA, PC

Leonis Securities, LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	1,854,957
Prepaid expenses and deposits		11,102
Total assets	$	1,866,059

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,899
Due to member		201,516
Total liabilities		210,415
Member's equity		1,655,644
Total liabilities and member's equity	$	1,866,059

See accompanying notes.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business:</u> Leonis Securities, LLC is a Delaware limited liability company formed on May 25, 2016 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") since September 19, 2016. As a limited liability company, the member's liability is limited to their investment.

<u>Income Taxes</u>: The Company is wholly-owned by Leonis Principal LLC ("Member"). As a limited liability company, the tax consequences of the Company's operations pass through to the member. Accordingly, the Company's financial statements do not include a provision for federal income taxes.

Under the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

The Company's member is subject to a 4% unincorporated business tax for all income attributable to New York City. The Company calculates the provision for the unincorporated business tax on income by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the local tax authority, thereby reporting the Company's taxable income and paying the applicable tax to the Member. The Company's current provision is the amount of tax payable on the basis of a hypothetical, current-year separate return.

<u>Estimates:</u>   The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

<u>Cash</u>: The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits.

<u>Date of Management's Review:</u> Subsequent events were evaluated through the date the financial statements were issued.

<u>Accounts Receivable:</u> Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on the Company's collection experience, customer credit worthiness and current economic trends.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,644,542 which was $1,630,514 in excess of its required minimum net capital of $14,028. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.00.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company pays the Member for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to approximately $1,826,102 for the year ended December 31, 2023. Approximately $98,320 of the due to Member on the accompanying statement of financial condition arose from this agreement.

At times, the Member pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement. Approximately $26,696 of the due to Member on the accompanying statement of financial condition arose from such payments made by the Member that have not yet been reimbursed by the Company.

Approximately $76,500 of the due to Member on the accompanying statement of financial condition is the amount of unincorporated business tax on New York City income payable to the Company's Member on the basis of a hypothetical, current-year separate return. This amount differs from unincorporated business tax expense determined by applying the statutory rate to the Company's pretax income due to non-New York City sourced income.

The Company relies on referrals from its Member for its customers and revenue.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 22, 2024

Rubio CPA, PC
3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326

To Whom It May Concern:

We, as members of management of Leonis Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving **merger and acquisitions advisory services** activity throughout the year ended December 31, 2023 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2023 to December 31, 2023 without exception.

Robert Koven

Signed: _____

Name: Robert Koven

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Leonis Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Leonis Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Leonis Securities, LLC stated that it conducted business activities involving merger and acquisitions advisory services activity throughout the year ended December 31, 2023, without exception, and (3) Leonis Securities, LLC stated that Leonis Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Leonis Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Leonis Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 13, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC